Mail Stop 3561

February 4, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Philip Holmes
President and Chief Executive Officer
Kings Road Entertainment, Inc.
468 N. Camden Drive
Beverly Hills, CA 90210

>   **Re: Kings Road Entertainment, Inc.**
>   **Form 10-KSB for the year ended April 30, 2008**
>   **Filed September 5, 2008**
>   **File No. 0-14234**

Dear Mr. Holmes:

We have reviewed your letter dated January 19, 2009 and have the following additional comment. Please respond to confirm that such comment will be complied with in future filings. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

1. We note your response to our prior comment number 1 in which you explain the nature of the prior year accruals that were reversed during the current period and reflected as other income. In addition to reclassifying such amounts as a component of operating income in future periods, please also expand your disclosures in MD&A and the notes to the Company's financial statements in future filings to explain the specific nature of the accruals that are being reversed and the changes in facts and circumstances that resulted in the reversal of the accruals. Your revised disclosures should be presented in a level of detail consistent with your response to our prior comment number 1.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. Robert Kainz, CFO
(310) 278-9974